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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                         For the Month of November 2004
                   Third Quarter report dated September 2004
                                  ------------

                         (Commission File. No 0-20390)
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
        -----------------------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:           Form 20-F           40-F     X
                                                        -------         --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
               Yes:                     No:    X
                    -------                 -------

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                              [ID BIOMEDICAL LOGO]


                            ID BIOMEDICAL CORPORATION
                             1630 WATERFRONT CENTRE
                               200 BURRARD STREET
                                  VANCOUVER, BC
                                     V6C 3L6




                        SEPTEMBER 2004 THIRD QUARTER REPORT




    TRADING INFORMATION:               NASDAQ National Market (symbol "IDBE")
                                       The Toronto Stock Exchange (symbol "IDB")

FOR INFORMATION CONTACT:               Anthony F. Holler, M.D.
                                       CHIEF EXECUTIVE OFFICER

                                       Michele Roy
                                       DIRECTOR, CORPORATE COMMUNICATIONS

                                       Dean Linden
                                       MANAGER, CORPORATE COMMUNICATIONS

                  EMAIL:               info@idbiomedical.com
                                       ---------------------

                    WEB:               www.idbiomedical.com
                                       --------------------

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                                TABLE OF CONTENTS


Management's Discussion and Analysis of Financial Condition                   3
Consolidated Balance Sheets                                                  11
Consolidated Statements of Operations and Deficit                            12
Consolidated Statements of Cash Flows                                        13
Notes to Financial Statements                                                14















THE INFORMATION IN THIS NEWS RELEASE CONTAINS SO-CALLED "FORWARD-LOOKING" STATEMENTS. THESE INCLUDE STATEMENTS REGARDING ID BIOMEDICAL'S EXPECTATIONS AND PLANS RELATING TO THE INTEGRATION OF THE VACCINE BUSINESS ACQUIRED FROM SHIRE, STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH MAY BE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES", AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE COMPANY'S ABILITY TO SUCCESSFULLY INTEGRATE THE SHIRE VACCINE BUSINESS; (II) THE COMPANY'S ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (III) THE COMPANY'S ABILITY TO MANUFACTURE ITS PRODUCTS; (IV) THE SEASONALITY OF THE FLU-VACCINE BUSINESS AND RELATED FLUCTUATIONS IN THE COMPANY'S REVENUES FROM QUARTER TO QUARTER; (V) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING;
(VI) THE COMPANY'S ABILITY TO ENTER INTO DISTRIBUTION AGREEMENTS FOR ITS PRODUCTS, AND TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; (VII) MARKET ACCEPTANCE OF ITS TECHNOLOGIES AND PRODUCTS; AND (VIII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE AND OTHER RISKS DETAILED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON information currently available to it, and assumes no obligation to update them.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004.

THE FOLLOWING DISCUSSION SUMMARIZES SIGNIFICANT FACTORS AFFECTING THE CONSOLIDATED OPERATING RESULTS AND FINANCIAL CONDITION OF THE COMPANY FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES FOR INTERIM FINANCIAL INFORMATION. READERS SHOULD ALSO REFER TO OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003 AND RELATED NOTES PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES INCLUDED AS PART OF THE COMPANY'S 2003 ANNUAL REPORT. ALL AMOUNTS HEREIN ARE EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

ADDITIONAL INFORMATION RELATING TO THE COMPANY CAN BE FOUND BY ACCESSING THE SEDAR WEBSITE AT WWW.SEDAR.COM.

OVERVIEW

ID Biomedical Corporation ("ID Biomedical" or "The Company") is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and the United States.

On September 9, 2004, ID Biomedical completed a transaction by which it acquired the vaccine assets of Shire Biochem Inc. ("Shire"). Details of the acquisition of Shire's vaccine business are discussed below.

As a result of the acquisition, ID Biomedical currently has two marketed products in Canada: FLUVIRAL(R), an injectable influenza vaccine, and NEISVAC-C for meningitis C infection, which is distributed by the Company on behalf of Baxter International. The Company currently supplies approximately 75% of influenza vaccine purchased by the Canadian government.

ID Biomedical is also developing vaccines targeted at the prevention of a number of different diseases, as well as vaccines targeting biological warfare agents. The Company's lead products in clinical development are:

         FLUVIRAL(R), an injectable influenza vaccine, currently licensed and marketed in Canada, in clinical development for the U.S. market.

         FluINsure(TM), a non-live intranasally delivered vaccine for the prevention of influenza (flu), has successfully completed Phase II clinical trials and its first (non-pivotal) field efficacy study.

         StreptAvax(TM), a sub-unit injectable vaccine for the prevention of diseases caused by group A streptococcus in children, is in Phase II clinical development.

         PPV(TM), a sub-unit injectable vaccine for the prevention of diseases caused by Streptococcus pneumoniae (pneumococcus) in children, at risk adults and the elderly, is in Phase I testing in toddlers and the elderly after successfully completing Phase I testing in adults.

The Company also has a number of preclinical research programs that include the possible development of intranasal vaccines for respiratory viruses (influenza, RSV, SARS, measles), respiratory bacteria (group A Strep, pertussis), bioterror agents (plague, anthrax, pandemic flu), and allergies (birch pollen and other allergies). The Company's preclinical program also includes projects for intramuscular vaccines (injectable): meningococcal protein vaccine, group B streptococcus vaccine, HAEMOPHILUS INFLUENZAE, MORAXELLA CATARRHALIS and CHLAMYDIA PNEUMONIAE.

In addition to the Company's main business, the Company also owns and licenses rights to a proprietary genomics analysis system, Cycling Probe Technology(TM) ("CPT").

ACQUISITION OF SHIRE'S VACCINE BUSINESS

On April 19, 2004, the Company and Shire entered into an Asset Purchase Agreement ("Agreement") related to the sale of Shire's vaccine business to the Company. The closing of the transaction was conditional on consents of the Canadian government for certain government contracts and obtaining regulatory approvals. On September 9, 2004, the transaction completed. The acquisition includes all the vaccine related facilities and equipment, working capital including inventory, intangible assets and long-term debt specifically related to the Shire vaccine business and its wholly owned subsidiary Shire Biologics Inc.

Under the Agreement, the Company acquired all of Shire's vaccine assets for a cash payment of US$60 million (payable US$30 million at closing and US$30 million being held in escrow and payable on the first anniversary of closing) and subscription receipts allowing Shire to acquire 4,931,864 common shares of ID Biomedical, representing additional consideration of US$60 million. If the Company completes a financing within 120 days of September 9, 2004, the Company is required to apply the net proceeds of the financing to repurchase the subscription receipts from Shire for US$60 million. Thereafter, if, the Company completes a financing and Shire has not elected to exercise the subscription receipts into common shares, Shire can elect to exchange its subscription receipts for US$60 million of the net proceeds of the financing.

As part of the transaction, a related company of Shire provided the Company with a funding facility ("Shire Funding Facility") of US$100 million to be used over a four year period to finance the continued development of the vaccine business that the Company is acquiring. Subject to certain minimum repayment requirements, this facility is repayable out of the net sales of Fluviral(R) outside of Canada and worldwide pipeline vaccine products, if any, that are developed utilizing the funding facility.

Under the terms of the agreement, the Company is required to reimburse Shire for the net operating working capital ("Net Purchased Working Capital") at June 30, 2004 and the net cost of operating the vaccines business ("Net Operating Cash") from June 30, 2004 until September 9, 2004. The Net Purchased Working Capital were calculated by Shire to total $10.2 million and the Net Operating Cash to total $18.3 million. Both amounts have been recorded by the Company as adjustments to the consideration paid. As provided for in the agreement, the Company and Shire are currently in the process of resolving differences in the amounts presented for Net Purchased Working Capital and Net Operating Cash. Resolution of these differences may result in a reduction of the total consideration paid.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts measured in accordance with United States generally accepted accounting principles ("U.S. GAAP") is described in note 15 of the consolidated financial statements. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. Significant areas requiring the use of management estimates relate to the determination of the valuation of inventory, investments, medical technology and goodwill, the useful lives of assets for depreciation and amortization, stock-based compensation, the amounts recorded as revenue and deferred revenue, product returns and accrued liabilities, and the allocation of the purchase price on an acquisition.

The significant accounting polices that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

-      Revenue recognition
-      Cost of product sales
-      Medical technology
-      Inventory

REVENUE RECOGNITION

Our revenue is comprised of product sales, licensing revenue, research and development contract revenue, and other revenue.

Product sales consist of revenues recognized when persuasive evidence of an arrangement exists, delivery to the customer has occurred and collection is reasonably assured, provided that the Company has not retained any significant risks of ownership or future obligations with respect to the products delivered. Revenue is recognized net of customer sales incentives and returns. The Company monitors and tracks the amount of returns and reduces revenues at the time of sale based on historical experience and estimates of future returns. Adjustments to the estimated returns are recorded to revenue in the period determined. In addition, the Company records a bad debt allowance based on historical experience and review of significant accounts, which is recorded within selling, general and administrative expenses.

Licensing revenue from the Company's medical technology agreements, including royalty payments, license and option fees and milestone payments, some of which are received as non-refundable upfront payments, is recorded net of amounts payable to third parties and is recognized on an accrual basis as the Company fulfills its obligations related to the various elements within the licensing agreement, in accordance with the contractual arrangements with third parties and the term over which the underlying benefit has been conferred. Payments related to medical technology agreements in which the benefit is conferred in future periods are deferred and recognized as revenue on a straight-line basis over the term of the related agreements. Revenues associated with multi-element arrangements are attributed to the various elements based on their relative fair value.

Research and development contract revenue from collaborative agreements is recognized on the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers expended costs to be the best available measure of progress on these agreements. Funds received and expenditures incurred are recorded on a gross basis. Cost related to the collaborative agreements include all direct material and labor costs, supplies, external contracts, administrative overhead and depreciation costs of facilities and equipments used directly in performing services under the agreements and are recorded as research and development expenses; selling, general, and administrative expenses; and depreciation. Changes in estimates of agreement price, total estimated costs or estimated losses, if any, are included in the determination of estimated cumulative revenue and expenses in the period the change is determined by management.

Payments received under contract research and development agreements, which are non-refundable, are recorded as revenue as the research and development activities are performed.

Other revenue includes distribution fees received from the provision of contract distribution services and a pandemic readiness fee. The Company records distribution fees, which are based on invoice costs of the goods shipped, at the time of product shipment. The pandemic readiness fee is earned under certain arrangements and is calculated as the costs incurred to maintain a state of readiness plus a fixed margin. This fee is recognized as the readiness costs are incurred by the Company.

COST OF PRODUCT SALES

Cost of product sales, consisting of expenses related to the production of FLUVIRAL(R) and the agreement to distribute NEISVAC-C, are charged against earnings in the period of the related product sales to third parties. Expenses are comprised of direct and indirect costs related to the manufacturing process and include expenditures related to quality inspection, quality assurance, supply chain management, safety and regulatory, but exclude depreciation and amortization expenses. These expenses are allocated to inventory during each stage of the manufacturing process and eventually to cost of product sales when the related product is sold to third parties. While the Company believes that its allocations are reliable, actual production costs and volume changes may impact inventory, cost of product sales, and the absorption of production expenses.

MEDICAL TECHNOLOGY

The Company capitalizes the cost of acquiring medical technology. Costs are amortized over the estimated useful life of the technology once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. We determine the estimated useful lives for medical technology based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings. During the three and nine months ended September 30, 2004, the Company made no changes to its accounting estimates that would have a material impact on the carrying value or period of amortization of medical technology.

CHANGES IN ACCOUNTING POLICIES

Effective July 1, 2004, the Company changed its policy of identifying amounts related to the initial patent costs associated with the protection of intellectual property. The costs included in this change are those associated with the filing and prosecution of patents in domestic and international jurisdictions. As a result, such costs, previously capitalized, are now accounted for as research and development expenditures and are recorded as expenses in the period in which they are incurred in accordance with the Company's accounting policy described in note 2 to our September 30, 2004 consolidated financial statements. This change has been applied retroactively. The Company has disclosed the pro forma effects to the loss and loss per share in note 3 to these consolidated financial statements.

RESULTS FROM OPERATIONS

The Company recorded a net loss of $7.6 million ($0.18 per share) for the three months ended September 30, 2004 compared to a net loss of $8.6 million ($0.24 per share) for the three months ended September 30, 2003. The net loss for the nine months ended September 30, 2004 was $29.3 million ($0.70 per share), compared to a net loss of $18.6 million ($0.54 per share) for the same period in 2003. The results from operations include the activities of the acquired Shire business for the period September 10, 2004 through September 30, 2004. Provided below is selected financial information for each of the eight most recently completed quarters.

--------------------------------------------------------------------------------------------------------------------------
THREE MONTHS ENDING
(IN THOUSANDS OF DOLLARS)                   DECEMBER 31            SEPTEMBER 30              JUNE 30             MARCH 31

--------------------------------------------------------------------------------------------------------------------------
2004
      Total Revenue                                          $          17,449      $         2,735      $         1,533
      Income from Operations                                            (5,015)              (9,145)             (11,714)
      Net income/loss                                                   (7,557)             (10,905)             (10,859)

2003
      Total Revenue                    $         1,512                   2,084                1,856                1,386
      Income from Operations                   (14,022)                 (7,736)              (6,137)              (5,679)
      Net income/loss                          (13,131)                 (8,661)              (5,869)              (4,112)

2002
      Total Revenue                                657
      Income from Operations                    (4,588)
      Net income/loss                           (4,734)


REVENUE

Included in revenue are product sales from our two marketed products FLUVIRAL(R) and NEISVAC-C. Also included in revenue are research and development contract revenue, deferred licensing revenue and other revenue.

For the three months ended September 30, 2004, the Company's revenue totaled $17.4 million compared to $2.1 million for the three months ended September 30, 2003. Revenue for the nine months ended September 30, 2004 was $21.7 million compared to $5.3 million for the same period in 2003.

Product sales revenue in the amount of $13.6 million was recorded for the three and nine months ended September 30, 2004 compared to $0 for the same periods in 2003. Product sales increased as a result of the Shire acquisition.

Research and development contract revenue in the amount of $2.9 million was recorded for the three months ended September 30, 2004 compared to $1.4 million for the same period in 2003. Research and development contract revenue for the nine months ended September 30, 2004 was $5.8 million compared to $3.3 million for the same period in 2003. Research and development contract revenue includes revenue recognized as a result of the Shire Funding Facility for funding to support the development of the pre-clinical vaccine candidates acquired from Shire. These amounts totaled $2.8 million for the three and nine months ended September 30, 2004. Other research and development contract revenue is a result of agreements executed during 2003 with Dynport Vaccine Company for the development of an antigen for a subunit plague vaccine.

Previously deferred licensing revenue in the amount of $0.7 million was recognized for the three months ended September 30, 2004, compared to $0.7 million for the same period in 2003. Deferred licensing revenue recognized for the nine months ended September 30, 2004 was $2.1 million compared to $2.0 million for the same period in 2003. Based on the Company's current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through October 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.

The Company expects to earn additional product revenue, licensing fees revenue and research and development contract revenue in the future from existing and new agreements. The extent and timing of such additional product revenue, licensing fees and research and development contract revenue, if any, will be dependent upon the overall structure and, terms and conditions of current and any future agreements.

EXPENDITURES

Cost of product sales

Cost of product sales includes the expenses related to the production and distribution of FLUVIRAL(R), the distribution of NEISVAC-C, and other product related costs. Cost of product sales was $7.2 million for the three and nine months ended September 30, 2004. Prior to the acquisition of Shire, the Company did not have products sales.

Research and development

Net research and development expenses increased $2.0 million, or 28%, to $9.1 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003. Net research and development expenses for the nine months ended September 30, 2004 increased 59% to $26.9 million compared to the same period in 2003. The increase in net research and development expenses in 2004, compared to the same period in 2003 is a result of the Shire acquisition and the cost of advancing our lead products into clinical development. Included in net research and development expenses is stock-based compensation expense totaling $0.4 million and $1.4 million for the three and nine months ended September 30, 2004 respectively.

Research and development expenses are reported net of grants received or receivable from Technology Partnerships Canada ("TPC") and provincial government investment tax credits. There were $0.2 million

TPC grants accrued for the three months ended September 30, 2004 compared to $0.8 million for the same period in 2003. Grants and tax credits for the nine months ended September 30, 2004 was $1.1 million compared to $2.1 million for the same period in 2003. Provincial government investment tax credits totaled $0.5 million for the three months ended September 30, 2004 as compared to $0.1 million for the same period in 2003.

In the future we expect increases in expenses related to the development, manufacturing and clinical trial related expenses associated with the continued advancement of the Company's vaccine product candidates.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased $2.7 million, or 162% to $4.4 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003. Selling, general and administrative expenses for the nine months ended September 30, 2004 increased 95% to $9.4 million compared to $4.8 million for the same period in 2003. These increases are primarily the result of the Shire acquisition. Included in selling, general and administrative expenses is stock-based compensation expense totaling $0.5 million and $1.4 million for the three and nine months ended September 30, 2004 respectively.

In future periods we expect increases in selling, general and administrative expenses resulting from the acquisition of Shire's vaccine business, stock-based compensation and the cost of additional Sarbanes Oxley reporting compliance.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense relates to facilities and equipment and medical technology and other assets. Depreciation and amortization expense increased $0.8 million, or 75% to $1.8 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003. Depreciation and amortization expenses for the nine months ended September 30, 2004 increased 32% to $4.1 million compared to the same period in 2003. These increases are directly related to the Shire acquisition.

We believe that depreciation and amortization expense will continue to increase due to facilities, manufacturing, and equipment additions necessary to support the clinical and manufacturing development of the Company's vaccine product candidates.

INVESTMENT AND OTHER INCOME

Investment and other income is comprised of interest income and foreign exchange gains and losses. Investment and other income decreased $2.8 million resulting in an expense of $2.4 million for the three months ended September 30, 2004 compared to income of $0.4 million for the three months ended September 30, 2003. Investment and other income for the nine months ended September 30, 2004 decreased $3.8 million compared to the same period in 2003.

The Company recorded a foreign exchange loss of $2.9 million for the three months ended September 30, 2004 as compared to a $0.1 million gain for the same period in 2003. This foreign exchange loss is directly related to the Company's investment in US dollars prior to completion of the acquisition to satisfy the US$60 million obligation (US$30 million paid at closing on September 9, 2004 and US$30 million held in escrow and payable on the first anniversary of closing) of the Shire acquisition.

Interest income increased $0.1 million to $0.5 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003. Interest income for the nine months ended September 30, 2004 increased $1.2 million to $2.0 million compared to the same period in 2003. These increases in interest income are a result of increased levels of cash and short term investments resulting from the Company's 2003 financing activities.
The Company expects that investment and other income will continue to fluctuate in relation to cash balances, interest rates and foreign exchange rates.

GAIN ON SALE OF SHORT-TERM INVESTMENT

In January of 2003, the Company sold its investment in Third Wave Technologies Inc. for $2.5 million resulting in a gain of $1.7 million.

LOSS ON DISPOSAL OF MEDICAL TECHNOLOGY AND OTHER ASSETS

The Company recorded a $0.03 million loss on disposal of medical technology and other assets for the nine month period ended September 30, 2004 related to the disposal of certain trademarks. For the three and nine month periods ended September 30, 2003 the Company recorded a $1.3 million loss from the disposal of medical technology and other assets. The 2003 amount represented the unamortized portion of medical technology, less the termination of an obligation classified as long-term debt, related to research programs targeting possible vaccines against E. COLI and MYCOBACTERIUM TUBERCULOSIS, which the Company is no longer pursuing.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its technology acquisitions, research and development activities and capital expenditures from the licensing of the Company's technologies, private and public equity financing, and leasing transactions. The Company has also received proceeds from contract revenue related to collaborative research and development agreements with corporate partners, contracts and grants from government agencies, and product sales.

We expect future funding to be provided through public equity financing and contract revenue from collaborative research and development agreements, product sales, sale/leaseback of facilities and asset backed financings.

The Company's primary objective for the investment of funds is to preserve the Company's cash for the continued advancement of the Company's vaccine product candidates, research, and other operating expenditures by investing in low risk, readily marketable securities. The Company had cash and short-term investments of $100.3 million at September 30, 2004 as compared to $156.2 million at December 31, 2003. The Company's working capital decreased to $39.7 million at September 30, 2004 compared to $149.0 million at December 31, 2003. The working capital does not include $41.6 million received October 1, 2004 from the Shire Funding Facility or any other amounts remaining under the Shire Funding Facility. Included in cash and cash equivalents and current liabilities is $37.9 million related to the US$30 million due to Shire on September 9, 2005 and held in escrow as at September 30, 2004. The decrease in working capital is the result of the Shire acquisition and funding the Company's research, development, manufacturing and clinical trial expenses. Also impacting the Company's liquidity and capital resources are the Shire Funding Facility, TPC funding, provincial government tax credits, exercise of stock options, foreign exchange rates, debt repayment, and additions of facilities and equipment, and medical technology and other assets.

Cash provided by operating activities was $27.8 million for the three months ended September 30, 2004 compared to cash used in operating activities of $6.2 million for the same period in 2003. For the nine months ended September 30, 2004 cash provided by operating activities was $5.2 million compared to cash used in operating activities of $15.7 million for the same period in 2003.

Additions to facilities and equipment were $5.5 million for the three months ended September 30, 2004 compared to $1.3 million for the same period in 2003. Additions to facilities and equipment for the nine months ended September 30, 2004 was $8.8 million compared to $3.0 million for the same period in 2003. This increase is associated with facility expansion to support the clinical and manufacturing development of the Company's vaccine product candidates.

Medical technology and other assets added during the three months ended September 30, 2004 totaled $0.04 million compared to $0.4 million for the same period in 2003.

For the nine months ended September 30, 2004, the Company made debt payments, including payments of obligations under capital leases, totaling $0.2 million. Debt payments for the nine months ended September 30, 2003 totaled $1.0 million. Required additional principal payments on capital leases are $0.06 million. In addition the Company has entered into operating lease agreements for office and laboratory space and office equipment. The minimum annual commitments related to these agreements and the Company's capital leases are as follows:

-------------------------------------------------------------------------------------------------------------------------
  (IN THOUSANDS OF DOLLARS)                                     PAYMENTS DUE BY PERIOD
-------------------------------------------------------------------------------------------------------------------------

CONTRACTUAL OBLIGATIONS           TOTAL          LESS THAN            1-3 YEARS           4-5 YEARS           AFTER 5
                                                  1 YEAR                                                       YEARS
CAPITAL LEASE OBLIGATIONS      $       62     $         34           $        28        $          -      $           -
OPERATING LEASES                   12,467            2,179                 3,192               2,773              4,323

We have no relationships with any "special purpose" entities and have no commercial commitments with related parties. The Company's primary contractual obligations are in the form of operating leases, capital leases, and future research and development expenditures.

We expect that our current available cash resources, working capital, expected product revenue, expected interest income, expected licensing revenue, estimated funding from corporate partnerships, proceeds from asset sales, draws against the Shire Funding Facility and any required debt or equity financings should be sufficient to satisfy the funding of existing product development programs and other operating and capital requirements for at least the next 12 months. The amount of the expenditures that will be necessary to execute our business plan is subject to numerous uncertainties, which may adversely affect liquidity and capital resources to a significant extent. Other than our two marketed products in Canada, our lead vaccine product candidates are in human clinical trials. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration, cost and outcome, therefore, cannot be estimated.

RISKS AND UNCERTAINTIES

The Company will require additional capital to fund its ongoing research and development, product development, and other operating activities. As a result, the Company intends to seek funds from a variety of sources, including product sales, corporate alliances, cooperative research and development agreements and other financing arrangements. In addition, the Company will likely issue securities if it determines that additional capital could be obtained under favorable conditions. However, there can be no assurance that these funds will be available on favorable terms, if at all.

The information in this management's discussion & analysis of financial condition and results of operations contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

CONSOLIDATED BALANCE SHEETS
September 30, 2004 and December 31, 2003 (expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                                    -------------------------   ------------------------
                                                                       September 30, 2004          December 31, 2003
                                                                    -------------------------   ------------------------
                                                                          (Unaudited)            (Audited - Restated -
                                                                                                        note 3)
 ASSETS
 Current assets:

    Cash and cash equivalents (note 4(a))                         $             100,343,321   $            149,087,649
    Short-term investments                                                                -                  7,129,511
    Accounts receivable (note 5)                                                 17,109,911                  1,460,894
    Government assistance receivable                                              9,860,469                  1,769,324
    Inventory (note 6)                                                           11,406,803                          -
    Prepaid expenses and other                                                    1,863,080                    628,628
                                                                    -------------------------   ------------------------
                                                                                140,583,584                160,076,006

Long-term receivable                                                                584,416                          -

Facilities and equipment                                                        173,725,023                  8,050,339

Investment                                                                          413,644                    413,644

Medical technology and other assets                                              36,182,440                 24,768,114

Goodwill                                                                            771,314                    771,314
                                                                    -------------------------   ------------------------
                                                                  $             352,260,421   $            194,079,417
                                                                    -------------------------   ------------------------
                                                                    -------------------------   ------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Accounts payable and accrued liabilities (note 7)             $              54,587,606   $              8,571,644
    Loan payable                                                                 37,917,000                          -
    Current portion of deferred revenue (note 8)                                  7,377,461                  2,308,220
    Current portion of long-term debt (note 9)                                      990,001                          -
    Current portion of obligations under capital leases                              31,226                    183,940
                                                                    -------------------------   ------------------------
                                                                                100,903,294                 11,063,804

Deferred revenue                                                                  5,210,628                  3,460,206

Long-term debt                                                                   14,804,779                          -

Obligations under capital leases                                                     27,467                     52,209

Shareholders' equity
      Share capital - 42,138,069 common shares
           issued and outstanding (Dec. 31, 2003 - 41,944,847)                  278,152,896                277,026,716
      Convertible equity                                                         77,250,000                          -
      Contributed surplus                                                         6,406,675                  3,651,078
      Deficit                                                                  (130,495,318)              (101,174,596)
                                                                    -------------------------   ------------------------
                                                                                231,314,253                179,503,198
                                                                    -------------------------   ------------------------
                                                                   $             352,260,421   $            194,079,417
                                                                    -------------------------   ------------------------
                                                                    -------------------------   ------------------------

Commitments and contingencies (note 12)

Approved by the Board

                     /ANTHONY F. HOLLER, MD/              /TODD R. PATRICK/
                      Chief Executive Officer              President

See Accompanying notes to interim cosolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the three and nine months ended September 30, 2004 and 2003
(expressed in Canadian dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                             Three months ended September 30       Nine months ended September 30
                                                                  2004             2003                2004              2003
                                                           ----------------   --------------     --------------    -----------------
                                                               (Unaudited)     (Unaudited -        (Unaudited)       (Unaudited -
                                                                                Restated -                            Restated -
                                                                                notes 3 and                           notes 3 and
                                                                                    10)                                   10)
REVENUE:
      Product sales                                          $  13,590,927    $           -      $   13,590,927    $            -
      Research and development contracts                         2,945,728        1,393,454           5,835,496         3,320,222
      Licensing                                                    685,304          690,791           2,064,246         2,006,477
      Other                                                        226,862                -             226,862                 -
                                                           ----------------   --------------     --------------    -----------------
                                                                17,448,821        2,084,245          21,717,531         5,326,699
EXPENSES AND OTHER:
      Cost of product sales                                      7,171,924                -           7,171,924                 -
      Research and development                                   9,720,433        8,007,825          28,029,271        19,022,880
      Research and development tax credits and grants             (662,077)        (917,567)         (1,128,681)       (2,090,692)
      Selling, general and administrative                        4,391,378        1,678,367           9,431,939         4,838,755
      Depreciation and amortization                              1,842,688        1,051,685           4,087,705         3,107,213
                                                           ----------------   --------------     --------------    -----------------
                                                                22,464,346        9,820,310          47,592,158        24,878,156
                                                           ----------------   --------------     --------------    -----------------
                                                                (5,015,525)      (7,736,065)        (25,874,627)      (19,551,457)

OTHER INCOME (EXPENSES):
      Investment and other income                               (2,383,159)         396,301          (3,240,342)          594,764
      Interest expense                                            (122,179)          (5,184)           (142,857)          (32,441)
      Gain on sale of short-term investment                              -                -                   -         1,684,979
      Loss on disposal of medical technology
           and other assets                                              -       (1,295,261)            (26,744)       (1,317,503)
                                                           ----------------   --------------     ---------------   -----------------
                                                                (2,505,338)        (904,144)         (3,409,943)          929,799
                                                           ----------------   --------------     ---------------   -----------------

Loss before income taxes                                        (7,520,863)      (8,640,209)        (29,284,570)      (18,621,658)

Income taxes                                                        36,152           20,330              36,152            20,330
                                                           ----------------   --------------     ---------------   -----------------

Loss for the period                                             (7,557,015)      (8,660,539)        (29,320,722)      (18,641,988)
                                                           ----------------   --------------     ---------------   -----------------

Deficit, beginning of period                                  (121,349,853)     (78,123,736)        (99,839,629)      (67,916,200)

Change in accounting policy relating to patents (note 3)        (1,588,450)      (1,259,273)         (1,334,967)       (1,485,360)
                                                           ----------------   --------------     ---------------   -----------------

Deficit, beginning of period, as restated                     (122,938,303)     (79,383,009)       (101,174,596)      (69,401,560)
                                                           ----------------   --------------     ---------------   -----------------

Deficit, end of period                                     $  (130,495,318)   $ (88,043,548)     $ (130,495,318)    $ (88,043,548)
                                                           ----------------   --------------     ---------------   -----------------

Basic and diluted loss per common share                    $         (0.18)   $       (0.24)     $        (0.70)    $       (0.54)
                                                           ================   ==============     ===============   =================

Weighted average number of common shares outstanding            42,022,892       35,964,353          41,987,269        34,225,677
                                                           ================   ==============     ===============   =================

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and nine months ended September 30, 2004 and 2003
(expressed in Canadian dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                Three months ended September 30       Nine months ended September 30
                                                                  2004                  2003            2004                2003
                                                          --------------------------------------   ---------------------------------
                                                              (Unaudited)       (Unaudited -        (Unaudited)       (Unaudited -
                                                                                 Restated -                            Restated -
                                                                               notes 3 and 10)                       notes 3 and 10)
Cash provided by (used in):

OPERATIONS:
   Loss for the period                                      $ (7,557,015)       $ (8,660,539)    $  (29,320,722)    $   (18,641,988)
   Items not affecting cash:
       Depreciation and amortization                           1,842,688           1,051,685          4,087,705           3,107,213
       Stock-based compensation expense                          910,637             459,227          2,796,922           1,050,897
       Accrued interest on long-term debt                              -                   -                  -              14,020
       (Gain) loss on disposal of facilities and equipment       346,104             (15,438)           346,104             (15,438)
       Loss on disposal of medical technology
           and other assets                                            -           1,295,261             26,744           1,317,503
       Gain on sale of short-term investment                           -                   -                  -          (1,684,979)
       Directors fees paid in shares                              23,465              19,723             61,450              60,105
       Unrealized foreign exchange (gain) loss                  (838,188)             (3,060)          (838,188)            (66,992)
   Net changes in non-cash working capital balances
     relating to operations:
       Accounts receivable                                    (7,473,570)           (123,219)        (8,679,889)         (1,303,937)
       Government assistance receivable                         (360,466)           (917,567)           179,088            (355,964)
       Inventory                                               2,508,014                   -          2,508,014                   -
       Prepaid expenses and other                              1,959,919            (760,316)           737,266            (877,213)
       Accounts payable and accrued liabilities               30,100,943           1,264,939         28,334,443           2,825,049
       Deferred revenue                                        6,299,654             205,409          4,921,983          (1,106,490)
                                                          ----------------    -----------------   ---------------    --------------
                                                              27,762,185          (6,183,895)         5,160,920         (15,678,214)
INVESTMENTS:
   Short-term investments, net                                         -           8,866,500          7,129,511           9,203,767
   Business acquisition                                      (67,053,644)                  -        (67,053,644)                  -
   Cash transferred to escrow                                (37,917,013)                  -        (37,917,013)                  -
   Facilities and equipment                                   (5,531,621)         (1,260,619)        (8,707,685)         (3,005,621)
   Proceeds from disposal of facilities and equipment                  -              51,399                689              51,399
   Medical technology and other assets                           (40,947)           (363,040)           (65,034)           (380,285)
                                                          ----------------    -----------------   ---------------    --------------
                                                            (110,543,225)          7,294,240       (106,613,176)          5,869,260
                                                          ----------------    -----------------   ---------------    --------------
FINANCING:
   Proceeds on issuance of common shares                         796,277           1,240,050          1,023,405          37,594,192
   Increase of long-term debt                                 13,944,966                   -         13,944,966                   -
   Repayment of long-term debt                                         -            (269,545)                 -            (924,247)
   Repayment of obligations under capital leases                (106,538)            (35,663)          (177,456)           (123,409)
   Share issue costs                                                   -                   -                  -          (2,555,073)
                                                          ----------------    -----------------   ---------------    --------------
                                                              14,634,705             934,842         14,790,915          33,991,463
                                                          ----------------    -----------------   ---------------    --------------

Increase (decrease) in cash and cash equivalents             (68,146,335)          2,045,187        (86,661,341)         24,182,509
Cash and cash equivalents, beginning of period               130,572,643          27,648,744        149,087,649           5,511,422
                                                          ----------------    -----------------   ---------------    --------------

Cash and cash equivalents, end of period, net of cash
   held in escrow                                             62,426,308          29,693,931         62,426,308          29,693,931

Cash held in escrow                                           37,917,013                   -         37,917,013                   -
                                                          ----------------    -----------------   ---------------    --------------
Cash and cash equivalents, end of period                   $ 100,343,321        $ 29,693,931      $ 100,343,321      $   29,693,931
                                                          ================    =================   ===============    ==============
SUPPLEMENTARY INFORMATION:
   Cash paid for:
       Interest                                                    4,109              9,673                 25,049           47,988
       Income taxes                                               20,106             20,330                 20,106           20,330
   Non-cash investing activities:
       Issuance of loan payable upon business acquisition     38,625,000                  -             38,625,000                -
       Issuance of subscription receipts upon business
           acquisition                                        77,250,000                  -             77,250,000                -
       Medical technology and other assets acquired
         by means of share capital to be issued                        -            351,925                      -          351,925

                                                                              13

1.       BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements, except as described below in note 2, which includes accounting policies adopted in 2004 due to changes in circumstances, and note 3, which includes changes in accounting policies from those previously disclosed. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited financial statements and notes thereto included as part of the Company's 2003 Annual Report filed with the appropriate Canadian securities commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.

In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly, in all material respects, the financial position, results of operations and cash flows at September 30, 2004 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

The Company's business follows a seasonal pattern, with sales of FLUVIRAL (R), the majority of the Company's product sales, occurring only in the third and fourth quarters. The business seasonality results in performance for the third and fourth quarters which are not necessarily indicative of performance for the entire year.

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  General:

          These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 15.

     (b)  Inventory:

          Raw materials and supplies are recorded at the lower of cost and replacement cost. Work-in-progress and finished goods are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

     (c)  Facilities and equipment:

          Facilities and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful life as follows:

          Office furniture and equipment         3 - 10 years
          Manufacturing equipment                7 - 10 years
          Laboratory equipment                   5 - 10 years
          Buildings                              25 years

          Construction in progress, which includes direct construction and development costs, is not depreciated until the assets are completed.

     (d)  Patent costs:

          Patent costs incurred in the protection of intellectual property developed internally, are expensed in the period in which they are incurred. The costs include those associated with the filing, prosecution and maintenance of patents in domestic and international jurisdictions.

     (e)  Medical technology and other assets:

          The costs of acquiring medical technology and other assets from third parties are capitalized and initially recorded at cost. Costs are amortized over the estimated useful life of the technology upon application to the related product or once the Company enters into a licensing agreement with respect to the technology.

     (f)  Revenue recognition:

          The Company recognizes revenue when:

          -    There is persuasive evidence of an arrangement;
          -    Delivery of products has occurred or services have been rendered;
          -    The seller's price to the buyer is fixed or determinable; and,
          -    Collectibility is reasonably assured.

          The Company's principal revenue streams and their respective accounting treatments are discussed below:

          i.   Product sales

               Revenue from vaccine product sales is recognized at the time of delivery. Revenue is recognized net of customer sales incentives and estimated returns. The Company monitors and tracks the amount of returns and reduces revenues at the time of sale based on historical experience. In addition, the Company records a bad debt allowance based on historical experience and review of significant accounts, which is classified within selling, general and administrative expenses.

               A portion of the vaccine product revenue (primarily NEISVAC-C) includes the sale of vaccines purchased from third party suppliers. In these transactions, the Company is responsible for negotiating the sales price with the customer, making the payment to the supplier, establishing payment terms with the customer and also has the risk of loss if the customer does not make payment. As a result of its role as principal, the Company has recorded these transactions gross in the consolidated statements of operations and deficit.

               The Company's contract with the Government of Canada for the supply of FLUVIRAL(R) vaccine requires the Government of Canada to purchase minimum quantities. Revenue for any minimum purchase requirement in excess of products delivered is recognized at the end of the annual contract year.

          ii.  Licensing revenue

               Revenue from the Company's medical technology agreements, including royalty payments, license and option fees and milestone payments, some of which are received as non-refundable upfront payments, is recorded net of amounts payable to third parties and is recognized on an accrual basis as the Company fulfills its obligations related to the various elements within the licensing agreement, in accordance with the contractual arrangements with third parties and the term over which the underlying benefit has been conferred. Payments related to medical technology agreements in which the benefit is conferred in future periods are deferred and recognized as revenue on a straight-line basis over the term of the related agreements. Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair value.

          iii. Research and development contract revenue

               1.   Collaborative agreement revenue

                    Revenue from collaborative agreements is recognized by the percentage-of-completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers expended costs to be the best available measure of progress towards completion on these agreements. Cost related to the collaborative agreements, including all direct material and labor costs, supplies, external contracts, administrative overhead and depreciation costs of facilities and equipment used directly in performing services under the agreements, are recorded as research and development expenses; selling, general and administrative expenses; and depreciation. Changes in estimates of agreement price, total estimated costs or estimated losses on collaborative agreements, if any, are included in the determination of estimated cumulative revenue and expenses in the period the change is determined by management.

               2.   Contract revenue

                    Payments received under contract research and development agreements, are recorded as revenue as the research and development activities are performed and the related expenditures incurred in accordance with the terms of the specific contracts and provided collection is reasonably assured.

          iv.  Other revenue

               Other revenue represents distribution fees received from the provision of contract distribution services and a pandemic readiness fee. The Company records distribution fees, which are based on invoice costs of the goods shipped, at the time of product shipment. The pandemic readiness fee represents costs incurred to maintain a state of readiness plus a fixed margin. This fee is recognized as the readiness costs are incurred by the Company.

          Cash or other compensation received in advance of meeting the revenue recognition criteria is recorded as deferred revenue.

     (g)  Cost of sales:

          Cost of product sales, consisting of expenses related to the production of FLUVIRAL(R) and the agreement to distribute NEISVAC-C, are charged against earnings in the period of the related product sales to third parties. Expenses are comprised of direct and indirect costs related to the manufacturing process and include expenditures related to quality inspection, quality assurance, supply chain management, safety and regulatory, but exclude depreciation and amortization expenses. These expenses are allocated to inventory during each stage of the manufacturing process and eventually to cost of product sales when the related product is sold to third parties.

     (h)  Goodwill:

          Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not amortized, but is tested annually for impairment.

     (i)  Research and development expenditures:

          Research costs, other than capital expenditures that are included in facilities and equipment, are charged to operations as incurred. Development costs, including clinical trial costs, are charged to operations in the period of the expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. To date, no development project expenditures have been deferred.

     (j)  Estimates:

          The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of the valuation of inventory, investments, medical technology and goodwill, the useful lives of assets for depreciation and amortization, stock-based compensation, the amounts recorded as revenue and deferred revenue, product returns and accrued liabilities, and the allocation of the purchase price on an acquisition.

          The Company's ability to recover the carrying value of its medical technology and other assets depends on a variety of factors such as: legal, regulatory or contractual limitations; known technological advances; anticipated demand; the existence or absence of competition; and the continued availability of capital to finance the Company's activities.

3.   CHANGE IN ACCOUNTING PRINCIPLE

     Effective July 1, 2004, the Company changed its policy of identifying amounts related to the initial patent costs associated with the protection of intellectual property. The costs included in this change are those associated with the filing and prosecution of patents in domestic and international jurisdictions. As a result, such costs, previously capitalized, are now accounted for as research and development expenditures and are recorded as expenses in the period in which they are incurred in accordance with the Company's accounting policy stated in note 2(d).

This change has been applied retroactively and the Company has restated its interim consolidated financial statements as follows:

------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended     Nine months ended
                                                                        September 30, 2003     September 30, 2003
------------------------------------------------------------------------------------------------------------------
      Net loss, as previously reported                                      $    8,662,352           $18,869,888
      Adjustments to reflect change in accounting for patent costs                  (1,813)             (227,900)
------------------------------------------------------------------------------------------------------------------
      Net loss, as restated                                                      8,660,539            18,641,988
------------------------------------------------------------------------------------------------------------------
      Loss per common share, as previously reported                                  $0.24                 $0.55
      Loss per common share, as restated                                             $0.24                 $0.54
------------------------------------------------------------------------------------------------------------------

4.   ACQUISITIONS

     On September 9, 2004, the Company completed the acquisition of the assets and operations of the vaccine business of Shire Biochem Inc. ("Shire"), including the shares of Shire's wholly owned subsidiary Shire Biologics Inc. ("Shire Biologics") (collectively, the "Shire Business"), which was previously announced on April 19, 2004. The transaction has been accounted for as a business combination with the Company identified as the acquirer. The consolidated financial statements reflect the operations of the acquired Shire Business from September 9, 2004. The consideration paid, including acquisition costs, was allocated to the assets acquired and the liabilities assumed based on estimates of their fair values on the date of acquisition as follows:

----------------------------------------------------------------------------------------------------
Identifiable assets acquired:
      Cash                                                                      $          (337,075)
      Other current assets                                                               31,125,896
      Long term receivable                                                                  584,416
      Facilities and equipment                                                          159,563,049
      Medical technology and other assets                                                13,214,484
Liabilities assumed:
      Current liabilities                                                               (20,569,200)
      Long-term debt                                                                       (990,001)
----------------------------------------------------------------------------------------------------
                                                                                        182,591,569
Consideration:
      Cash paid or payable at closing                                           $        59,779,806
      Cash payment due on September 9, 2005                                              38,625,000
      Subscription receipts                                                              77,250,000
      Acquisition costs                                                                   6,936,763
----------------------------------------------------------------------------------------------------
                                                                                $       182,591,569
----------------------------------------------------------------------------------------------------

The Company has not yet completed the evaluation and allocation of the purchase price for the acquisition, as the appraisals associated with the valuation of certain tangible and intangible assets and resolution of differences in the calculation of Net Purchased Working Capital and Net Operating Cash are not yet complete. The Company does not believe the appraisals or resolution of differences will materially modify the preliminary purchase price allocation.

     The purchase price for the Shire Business was US$120 million, plus adjustments. In addition, Shire agreed to provide the Company with a loan facility of up to US$100 million to be used over a four year period to finance the continued development of the Shire Business. Subject to certain requirements to make minimum payments, repayment of the loan will be made out of funds received by the Company from the sales of the products of the acquired Shire Business and developed using the funding under the loan facility (note 9(a)).

     The consideration of US$120 million, plus adjustments, is comprised of the following:

     (a)  Cash consideration:

          Cash consideration of US$60 million is payable in two equal instalments. One instalment of US$30 million was paid at closing on September 9, 2004 and a second instalment is due on the first anniversary of closing of the transaction on September 9, 2005. US$30 million has been placed in escrow in accordance with the terms of the acquisition agreement.

     (b)  Subscription receipts:

          The Company issued 4,931,864 subscription receipts. The subscription receipts are exchangeable into common shares of the Company, on a one for one basis, for no additional consideration. If the Company completes one or more equity offerings within 22 months after closing, Shire may elect to exchange all or part of its subscription receipts for up to US$60 million cash. If the Company completes a financing within 120 days from September 9, 2004, the Company is to use the net proceeds of the financing to repurchase all or a part of the subscription receipts.

     (c)  Adjustments to purchase price:

          Under the terms of the agreement, the Company is required to reimburse Shire for the net operating working capital ("Net Purchased Working Capital") at June 30, 2004 and the net cost of operating the Shire Business ("Net Operating Cash") from June 30, 2004 until September 9, 2004. The Net Purchased Working Capital adjustments were calculated by Shire to total $10,241,644 and the Net Operating Cash adjustment to total $18,290,487. Both amounts have been recorded by the Company as adjustments to the consideration paid. As provided for in the agreement, the Company and Shire are currently in the process of resolving differences in the amounts presented for Net Purchased Working Capital and Net Operating Cash. Resolution of these differences may result in a reduction of the total consideration paid.

     The acquired facilities and equipment include a 120,000 square feet influenza vaccine manufacturing facility and fill/finish plant in Quebec City, Quebec that is currently being expanded to 200,000 square feet, a 68,000 square feet vaccine research centre currently under construction in Laval, Quebec, and a 60,000 square feet fully integrated vaccine development and pilot manufacturing facility in Northborough, Massachusetts.

     Assumed long-term debt is comprised of a term loan from the Quebec provincial and Canadian federal governments provided to Shire to assist the company in financing the costs of setting up the Quebec City operations. The Government loan is unsecured and non-interest bearing and is repayable in annual instalments through 2005.

5.       ACCOUNTS RECEIVABLE

------------------------------------------------------------------------------------------------
                                             September 30, 2004            December 31, 2003
------------------------------------------------------------------------------------------------
Accounts receivable trade:
     Non-government accounts                $           2,193,521     $                712,019
     Government accounts                               11,911,138                            -
Other accounts receivable                               3,104,395                      748,875
Allowance for doubtful accounts                          (99,143)                            -
------------------------------------------------------------------------------------------------
                                            $          17,109,911     $              1,460,894
------------------------------------------------------------------------------------------------

6.    INVENTORY

------------------------------------------------------------------------------------------------
                                                     September 30,              December 31,
                                                         2004                      2003
------------------------------------------------------------------------------------------------
Finished goods                                 $          7,728,979    $                 -
Work in progress                                          2,074,016                      -
Supplies                                                  1,603,808                      -

-----------------------------------------------------------------------------------------------
                                               $         11,406,803    $                 -
-----------------------------------------------------------------------------------------------

The inventories are net of a reserve for slow moving stock of $118,515 and $0 as of September 30, 2004 and September 30, 2003, respectively.


7.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

------------------------------------------------------------------------------------------------
                                                     September 30,              December 31,
                                                         2004                      2003
------------------------------------------------------------------------------------------------
Accounts payable and accrued liabilities         $       32,151,988   $           8,571,644
Accounts payable to Shire                                22,435,618                       -

------------------------------------------------------------------------------------------------
                                                 $       54,587,606   $           8,571,644
------------------------------------------------------------------------------------------------

8.   DEFERRED REVENUE

------------------------------------------------------------------------------------------------
                                                     September 30,              December 31,
                                                         2004                      2003
------------------------------------------------------------------------------------------------
Deferred research and development revenue         $       8,009,164   $                   -
Deferred licensing revenue                                4,578,925               5,768,426
------------------------------------------------------------------------------------------------
                                                         12,588,089               5,578,426
Current portion:
  Deferred research and development revenue               4,862,918                       -
  Deferred licensing revenue                              2,514,543               2,308,220
------------------------------------------------------------------------------------------------
                                                          7,377,461               2,308,220
------------------------------------------------------------------------------------------------
                                                 $        5,210,628   $           3,460,206
------------------------------------------------------------------------------------------------

9.   LONG-TERM DEBT

------------------------------------------------------------------------------------------------
                                                     September 30,              December 31,
                                                         2004                      2003
------------------------------------------------------------------------------------------------
Funding  facility (a)                            $       13,814,778   $                   -
Government loan (b)                                       1,980,002                       -
------------------------------------------------------------------------------------------------
                                                         15,794,780                       -

Current portion of long-term debt                           990,001                       -
------------------------------------------------------------------------------------------------
                                                 $       14,804,779   $                   -
------------------------------------------------------------------------------------------------

     (a)  Funding Facility

          Shire has provided the Company with a loan facility of up to US$100 million, which can be drawn down over a 4 year period ending September 9, 2008. This facility can be used by the Company to fund development of injectable flu ("Flu Advances") and pipeline ("Pipeline Advances") products within the acquired Shire Business. This loan will be repayable out of income generated by the Company on future non-Canadian injectable flu and other pipeline product sales or licensing, subject to certain minimum annual repayments, beginning in 2008, in respect of US$30 million of the drawings.

     As of September 30, 2004 US$10,930,278 was received from Shire in Flu Advances and US$12,889,610 was received in Pipeline Advances.

     The Company will record the Flu Advances as long-term debt with an interest rate of 10% per annum, and will recognize the Pipeline Advances as collaborative agreement revenue.

     (b)  Government Loan

          The term loan from the Quebec provincial and Canadian federal governments ("Government loan") was provided to assist the Company in financing the costs of setting up the Quebec City operations. The Government loan is unsecured and non-interest bearing and is repayable in annual instalments of $990,001 through 2005.

          The loan contains certain restrictive covenants, the most significant of which requires the Company to (i) build a vaccine production facility in Quebec City, Quebec, (ii) retain corporate existence for the duration of the loan, (iii) properly insure the Ste. Foy facility, and (iv) refrain from selling or otherwise disposing of the Quebec City facility. Any breaches of these covenants would require immediate repayment of the total amount of the loan.

10.  SHARE CAPITAL

     (a)  Incentive Stock Options

          A summary of the status of the stock option plan for the nine months ending September 30, 2004 and 2003 and changes during these periods is as follows:

-------------------------------------------------------------------------------------------------------------
                                       September 30, 2004                           September 30, 2003
-------------------------------------------------------------------------------------------------------------
                                    Shares      Exercise Price                  Shares        Exercise Price
-------------------------------------------------------------------------------------------------------------
Outstanding,
beginning of year                4,526,071       $        7.65               4,649,004       $          6.79

Granted                            399,850               15.80                 445,500                 12.74

Exercised                        (188,753)                5.42               (473,294)                  5.52

Forfeited and
expired                          (211,562)                9.56               (166,589)                  8.71
-------------------------------------------------------------------------------------------------------------
Outstanding, end of period       4,525,606       $        8.37              4,454,621        $          7.44

Options
exercisable,
at period end                    2,040,384       $        6.46              1,808,913        $          5.76
-------------------------------------------------------------------------------------------------------------

          During the three month period ended September 30, 2004, 156,950 stock options were exercised for proceeds of $796,277. In addition, 1,997 common shares were issued for directors fees of $23,465.

          As per its accounting policy, the Company has recognized compensation cost, based on fair value method, for all stock-based compensation awarded to employees and directors for the three and nine months ended September 30, 2004 and for 2003. This policy was adopted in the fourth quarter of 2003 effective from January 1, 2003. As a result, first, second, and third quarter 2003 amounts have been restated.

          The Company accounts for stock options to employees and directors as compensation expense using the fair value method for all options granted, modified or settled since January 1, 2003. For all options issued prior to January 1, 2003, the Company applied the settlement method for the recording of stock-based compensation resulting in no compensation expense recognized when stock or stock options were issued to employees.

     Had compensation cost for the Company's employee stock option plan been determined based on the fair value method for awards under this plan issued between January 1, 2002 and December 31, 2002, the Company's net loss and net loss per share, for the three and nine months ended September, 2004 and 2003, would have been the pro forma amounts indicated below.

     ------------------------------------------------------------------------------------------------------------
                                       Three months ended                        Three months ended
                                       September 30, 2004                        September 30, 2003
                                   As reported           Pro forma             As reported             Pro forma
     ------------------------------------------------------------------------------------------------------------
     Loss for the period   $         7,557,015   $       8,068,977  $            8,660,539   $         9,729,803

     Basic and diluted
     loss per common
     share                                0.18                0.19                    0.24                  0.27

     ------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------------
                                       Nine months ended                         Nine months ended
                                       September 30, 2004                        September 30, 2003
                                   As reported           Pro forma             As reported             Pro forma
     ------------------------------------------------------------------------------------------------------------
     Loss for the period   $        29,320,722   $      31,101,755  $           18,641,988   $        22,303,380

     Basic and diluted
     loss per common
     share                                0.70                0.74                    0.54                  0.65

     (b)  Restricted Share Units

          At the Company's Annual General Meeting on June 3, 2004 a Restricted Share Unit Plan (the "RSU Plan") was approved by the shareholders. The RSU Plan allows employees of the Company to earn shares of the Company over time, rather than stock options that give the holder the right to purchase shares at a set price. Under the RSU Plan, restricted share units (the "RSUs") can be issued to directors, officers and employees of the Company without any monetary consideration being payable to the Company. The vesting of the RSUs will be subject to certain performance-based criteria and time-based criteria, as determined by the Board of Directors. To the extent that such criteria is attained, each RSU would be converted into one fully paid share of common stock ("Share") from treasury, without any further consideration payable to the Company in respect thereof. Prior to the closing of the transaction with Shire, the maximum number of Shares that could be reserved for issuance under the RSU Plan was limited to 2,100,000 Shares. Following the closing of the Shire transaction the maximum number of Shares that may be reserved for issuance under the RSU Plan shall be limited to 2,850,000 Shares. The RSUs are accounted for as a compensation expense under the fair value method of accounting, in accordance with their stock-based compensation accounting policy.

     ---------------------------------------------------------------------------------------------------
                                                                       Number of restricted share units
     ---------------------------------------------------------------------------------------------------
     Outstanding at June 30, 2004                                                                     -
     Granted                                                                                    325,000
     Redeemed                                                                                         -
     ---------------------------------------------------------------------------------------------------
     Outstanding at September 30, 2004                                                          325,000
     ---------------------------------------------------------------------------------------------------

11.  CONCENTRATION OF RISK

     Revenue is mainly derived from the contract with the Company's primary customer, the Canadian Government (representing all the provinces and territories of Canada), as disclosed in note 12. As a result, any credit risk associated with this revenue is considered minimal.

     A significant proportion of revenue is derived from the sale of FLUVIRAL(R). As a result, factors affecting the sale or production of FLUVIRAL(R) may have a material effect on the financial condition, results of operations, and liquidity of the Company.

12.  COMMITMENTS AND CONTINGENCIES

     (a)  Government of Canada (the "Government")

          As part of the acquisition of the Shire Business, the Company acquired a non-cancellable contract with the Government of Canada (the "Government") to assure a state of readiness in the case of an influenza pandemic (worldwide epidemic) and to provide influenza vaccines for all Canadian citizens in such an event (the "Pandemic contract").

          The concept of a state of readiness against an influenza pandemic requires the development of sufficient infrastructure and capacity in Canada to provide for domestic vaccine needs in the event of an influenza pandemic. The Company is committed to provide 32 million doses of single-strain (monovalent) flu vaccine within a production period of 16 weeks. The Company has therefore begun a process of expanding its production capacity in order to meet this objective by January 2006.

          The Company is committed to funding capital expenditures for the purpose of achieving the level of pandemic readiness required in the Pandemic contract. These costs are estimated to be approximately $18,000,000. The Government has agreed to reimburse the Company for $13,500,000 of these costs. At the end of the contract, the Company is committed to reimburse the Government (based on net book value) for the capital assets that it funded and that can be used by the Company for production of trivalent vaccine or other products. Since the inception of the agreement $8,049,945 of these costs have been incurred, of which $7,944,040 are reimbursable by the Government.

          As a condition of the Pandemic contract, the Company entered into an irrevocable standby letter of credit of $20,400,000. The standby letter of credit is collateralized by Company's cash.

          In addition, under this contract the Company is required to supply the Canadian Government with a substantial proportion of its annual influenza vaccine requirements over a ten-year period ending March 2011. Subject to mutual agreement, the contract can be renewed for a further period of between one and ten years.

          The Company is also committed to the expansion of its vaccine production facility located in Quebec City. A new building, which will be located alongside the existing vaccine production facility, is expected to cost approximately $56.0 million. Construction of this facility commenced in November 2003 and it is expected that this facility will be operational in 2006.

     (b)  Institut National de la Recherche Scientifique ("INRS") Research Chair

          The Company has entered into a commitment with the INRS to sponsor a research program to be conducted by INRS. The program will be agreed upon by the parties and will target vaccine research that is of commercial interest to the Company. The Company has agreed to fund the program at $200,000 per year over a 5 year period beginning January 1, 2005, for total funding not to exceed $1 million.

     (c)  TPC funding

          As part of the acquisition of the Shire Business, the Company acquired a funding agreement with Technology Partnerships Canada ("TPC") relating to the research and development of recombinant protein vaccine (the "TPC Funding Agreement"). The TPC Funding Agreement has as its objectives the creation in Canada of skilled scientific and technological jobs in the research and development field, the local manufacturing of developed products, capital investment and financial return on investment.

          TPC agreed to a total contribution not to exceed $80.0 million. Such contribution is repayable to TPC in the form of royalties of the net sales value (gross invoice amounts less discounts, taxes and delivery costs) if the products become commercialized. The Company is obligated to pay such royalties in the period up to December 31, 2016. No liabilities have been recorded with respect to this obligation as the conditions for repayment have not yet been met. Since the inception of this agreement $22,466,523 of these contributions have been requested or accrued for, and funding of $14,086,876 has been received.

          As a condition of the TPC Funding Agreement, the Company has an obligation to build a vaccine research facility in the province of Quebec. The construction of the vaccine research center in Laval, Quebec will represent an investment of approximately $30.7 million and should be completed in December 2004. Since inception, $19.7 million has been expended on this project.

          The TPC Funding Agreement requires the Company to comply with certain conditions as outlined in the agreement. Any violation of such conditions allows TPC to declare the Company in default and may result in repayment of all previous funding.

          The TPC Funding Agreement, together with Quebec investment tax credits, has been applied to reduce research and development expenses

     (d)  National Institutes of Health

          i. The Company has been awarded up to US$5.6 million by the National Institutes of Allergy and Infectious Diseases (NIAID), part of the U.S. National Institutes of Health (NIH), to develop a nasally administered sub-unit vaccine to protect against Severe Acute Respiratory Syndrome (SARS). The grant is for the period of October 2004 through August 2007.

          ii. The Company has been awarded a US$9.5 million grant from the U.S. NIH to develop its cell culture-based influenza vaccine. This grant will allow the Company to further develop and conduct early-stage human trials of its cell culture-based influenza vaccine. The grant is for the period of September 2004 through August 2007.

          iii. The Company has been awarded up to US$8.0 million from the NIH to develop a nasally delivered plague vaccine based upon the Company's proprietary, intranasal, Proteosome(TM) adjuvant/delivery technology. The NIH-funded program includes preclinical and early stage clinical trials in which the vaccine's safety and immunogenicity will be studied. The long-term objective is to advance a recombinant sub-unit nasal plague vaccine to licensure in the United States. The grant is for the period of October 2004 through August 2007.

     (e)  Other commitments

          The Company has various purchase obligations for materials, supplies and investments incident to the ordinary conduct of business.

          i. The Company acquired supply agreements with two suppliers for the supply of embryonated eggs and fertilized eggs in order to ensure the Company's ability to meet its annual influenza production obligations, and its obligations in the event of a pandemic.

          ii. The Company has entered into various research collaboration agreements whereby it will receive funding to develop and market certain products. In return, the Company will pay royalties on future product sales (if the products become commercialized.) None of these products have been commercialized.

13.  DEFINED CONTRIBUTION RETIREMENT PLAN

     US based employees that joined the Company as part of the acquisition of the Shire Business may elect to participate in a voluntary defined contribution plan, which allows qualified employees to make contributions through salary deductions under Section 401(K) of the Internal Revenue Code. These employee contributions are 100% matched by the Company and are invested at the employee's discretion, among various investment alternatives.

14.  SEGMENT DISCLOSURES AND MAJOR CUSTOMERS

     (a)  Operating segments:

          The Company organizes its business into three operating segments: commercial operations, research and development programs, and gene-based testing. Transactions between reportable segments have been eliminated. At September 30, 2004, the Company has reaggregated its operating segments to better reflect its activities. Prior periods have been restated to reflect the reaggregation.

     ------------------------------------------------------------------------------------------------------------
                                                 Three months ended                    Nine months ended
                                                    September 30                          September 30
                                              2004                2003               2004               2003
     ------------------------------------------------------------------------------------------------------------
     Revenue from external
     customers:

     Commercial operations          $       13,817,789   $              -  $       13,817,789  $               -

     Research and development
     programs                                2,945,728          1,393,454           5,835,496          3,320,222

     Gene-based testing                        685,304            690,791           2,064,246          2,006,477
     ------------------------------------------------------------------------------------------------------------
     Total revenue for              $       17,448,821   $      2,084,245  $       21,717,531  $       5,326,699
     reportable segments
     ------------------------------------------------------------------------------------------------------------
     Earnings (loss) from
     reportable segments for
     the period:

     Commercial operations          $        5,496,103   $              -  $        5,496,103  $               -

     Research and development
     programs                             (13,598,658)        (9,115,797)        (36,454,447)       (21,722,429)

     Gene-based testing                        545,540            455,258           1,637,622          3,080,441
     ------------------------------------------------------------------------------------------------------------
     Loss for the period            $      (7,557,015)   $    (8,660,539)  $     (29,320,722)  $    (18,641,988)
     ------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------------
     Total assets for reportable segments for the
     period                                                  September 30, 2004             December 31, 2003
     ------------------------------------------------------------------------------------------------------------
     Commercial operations                            $                 147,681,708    $                       -
     Research and development programs                                  203,019,313                  190,865,447
     Gene-based testing                                                   1,559,400                    3,213,970
     ------------------------------------------------------------------------------------------------------------
     Total assets                                     $                 352,260,421    $             194,079,417
     ------------------------------------------------------------------------------------------------------------

     (b)  Geographic information:

     ------------------------------------------------------------------------------------------------------------
     Revenue from external customers           Canada         United States         Japan              Total
     ------------------------------------------------------------------------------------------------------------
          Nine months ended:
              September 30, 2004        $      13,817,789  $      7,736,986  $        162,756   $     21,717,531
              September 30, 2003                        -         5,264,704            61,995          5,326,699

          Three months ended:
              September 30, 2004        $      13,817,789  $      3,577,152  $         53,880   $     17,448,821
              September 30, 2003                        -         2,029,531            54,714          2,084,245
     ------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------------
     Long-lived assets                               Canada            United States               Total
     ------------------------------------------------------------------------------------------------------------
               September 30, 2004             $      165,357,645   $       45,321,132    $           210,678,777
               December 31, 2003                      25,783,462            7,806,305                 33,589,767
     ------------------------------------------------------------------------------------------------------------

     Long-lived assets consist of facilities and equipment, medical technology and other assets and goodwill based on their physical location. Intangible assets are attributed based on ownership rights.

15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to US GAAP, except for the material differences below which are more fully described in note 21 to the audited consolidated financial statements for the year ended December 31, 2003.

     Material variations impacting the unaudited interim Consolidated Statements of Operations under US GAAP would be as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                         Three months ended                      Nine months ended
                                                            September 30                            September 30
                                                      2004               2003               2004                 2003
-----------------------------------------------------------------------------------------------------------------------------
Loss for the period, in accordance with
Canadian GAAP                                 $    (7,557,015)   $     (8,660,539)   $    (29,320,722)     $    (18,641,988)

Medical technology expenditure, net of
accumulated amortization and loss on
disposal                                                55,205          1,195,979             472,634             1,704,937
Acquired in-process research and
development                                            478,092            366,630           1,211,354             1,099,892
Adjustment for stock-based compensation                (3,588)           (27,401)            (10,766)              (82,201)
-----------------------------------------------------------------------------------------------------------------------------
Loss for the period, in accordance with
US GAAP                                            (7,027,306)        (7,125,331)        (27,649,500)          (15,919,360)
Reclassification adjustment for
unrealized gains                                             -                  -                   -           (1,435,248)
-----------------------------------------------------------------------------------------------------------------------------

                                                                              26

-----------------------------------------------------------------------------------------------------------------------------
                                                         Three months ended                      Nine months ended
                                                            September 30                            September 30
-----------------------------------------------------------------------------------------------------------------------------
                                                          2004               2003               2004                 2003
Comprehensive loss for the period, in
accordance with US GAAP                           (7,027,306))        (7,125,331)       (27,649,500)         (17,354,608)
Weighted average number of common shares
outstanding, in accordance with US GAAP             42,022,892         35,964,353         41,987,269           34,225,677
Basic and diluted loss per common share,
in accordance with US GAAP                 $            (0.17)  $          (0.20)  $          (0.66)   $           (0.51)

Material variations would result in the following amounts in the unaudited interim Consolidated Balance Sheets presented under US GAAP as follows:


-----------------------------------------------------------------------------------------------------------------
                                                               September 30, 2004              December 31, 2003
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                             $                62,426,308   $                149,087,649
Cash held in escrow                                                    37,917,013                              -
Medical technology and other assets                                    13,098,314                              -
All other assets                                                      215,734,660                     20,223,654

Share capital                                                         282,113,924                    280,987,744
Subscription Receipts                                                  77,250,000                              -
Additional paid in capital                                             12,893,469                     10,137,873
Deferred stock compensation                                              (20,973)                       (31,739)
Accumulated deficit                                                 (163,962,532)                  (136,358,794)

                  CERTIFICATION PURSUANT TO
                  18 U.S.C. SECTION 1350,
                  AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

                  In connection with the Quarterly Report of ID Biomedical Corporation for the period ending September 30, 2004 filed with the Securities and Exchange Commission on November 18, 2004 under cover of Form 6-K (the "Report"), I, Dr. Anthony F. Holler, CEO of the Company, and I, Richard Bear, Vice President of Finance and Administration, of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

                  (1) The Report fully complies with the applicable requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

                  (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



                  Dr. Anthony  F. Holler
                  CEO
                  November 18, 2004




                  Richard K. Bear
                  Vice President of Finance and Administration
                  November 18, 2004

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By: /s/ Anthony F. Holler
                                         --------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: November 18, 2004